FOR IMMEDIATE RELEASE

FOR:       Black Mountain Capital Corporation
(TSX Venture Exchange Symbol: BMM.U)
(OTCBB Symbol: BMMUF)

BLACK MOUNTAIN ANNOUNCES PRIVATE PLACEMENT

VANCOUVER, Canada /September 22, 2006/ -- Black Mountain Capital Corporation (the “Company”) is pleased to announce that, subject to regulatory approval, it will be carrying out a non-brokered private placement (the “Private Placement”) for 2,600,000 units (each, a “Unit”) at a price of US$0.12 per Unit, which is expected to close on or about October 6, 2006. Each Unit consists of one common share of the Company and one share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.15 for a term of one year from the date of issue of such Warrant. The Company is expecting to raise in aggregate US$312,000 from the sale of the Units. All securities issued with respect to the Private Placement will be subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

The Company will be using the proceeds of the Private Placement for working capital.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS NEWS RELEASE.